UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A de C.V. (GAP)

ANNOUNCES RESULTS FOR 2Q06

Guadalajara, Jalisco, Mexico, July 24, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported unaudited results for the second quarter of 2006 ended June 30, 2006. Figures are unaudited and have been prepared in accordance with Generally Accepted Accounting Principles in Mexico. Except as otherwise indicated, all peso amounts are presented herein in constant pesos with purchasing power as of June 30, 2006.

Highlights of 2Q06 versus 2Q05

-

Revenues increased 9.2%, mainly due to a Ps. 45.8 million (8.7%) increase in revenues from aeronautical services, of which Ps. 31.6 million, or 68.9%, is derived from a 7.4% increase in revenues from passenger charges.

-

Revenues from non-aeronautical services increased Ps. 13.1 million, or 11.1% due to higher terminal passenger traffic, as well as the opening of expanded terminals at the Los Cabos International Airport.

-	Passenger traffic increased 6.7% and workload units (WLU)[1] increased 7.2%.

-	Cost of services increased 28.5%, representing a 17.8% increase in cost of services as a percentage of revenues and a 19.9% increase per WLU.

-

As a result of the increase in revenues, the relative cost of government concession fees increased 9.1% (Ps. 2.9 million). Because revenues increased 9.2% and cost of services (including concession fees) increased 25.1%, technical assistance fees increased only 2.8% (Ps. 0.6 million).

-	Operating income increased 1.0%, from Ps. 285.6 million in 2005 to Ps. 288.5 million in 2006.

-	EBITDA increased 3.0%, from Ps. 440.3 million to Ps. 453.6 million.

-	Net income decreased 6.9% from Ps. 185.9 million to Ps. 173.0 million.

_________________________

1WLU=Workload unit represents passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Operating Highlights:

Terminal Passenger Traffic

During the second quarter of 2006, total terminal passengers increased 6.7% as a result of increases in international and domestic passenger traffic of 14.4% and 1.9%, respectively.

The following two factors influenced this result:

-	The Easter holiday week took place during the second quarter of 2006 (April) compared to the first quarter of 2005 (March).

-	The operations of Aerocalifornia were suspended beginning April 2, 2006.

Domestic passenger traffic during the second quarter of 2006 experienced a net increase of 1.9%, or 53.9 thousand passengers, compared to the second quarter of 2005. This was the result of a combined increase of 156.6 thousand passengers at the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Aguascalientes and Manzanillo airports, which was partly offset by a combined decline of 102.7 thousand passengers at the La Paz, Hermosillo, Mexicali, Los Mochis, Bajio and Morelia airports.

Of the 156.6 thousand passenger increase, it is important to note that terminal passenger traffic at the Guadalajara airport rose by 73.1 thousand, at Los Cabos by 45.1 thousand and at Puerto Vallarta by 23.3 thousand for a total of 141.5 thousand additional domestic passengers at these three airports alone. On an individual basis, during the second quarter of 2006, the Guadalajara, Los Cabos and Puerto Vallarta airports recorded increases in domestic traffic of 8.5%, 48.7% and 16.4%, respectively, as compared to the second quarter of 2005 (following increases in domestic traffic at these three airports during the first quarter of 2006 equal to 7.9%, 52.7% and 18%, respectively, as compared to the first quarter of 2005). The increase at Guadalajara resulted primarily from the entrance of low-cost carriers into the market, which increased available seats on flights to and from Guadalajara. In the case of Los Cabos and Puerto Vallarta, these increases reflect the growing popularity of these main tourist destinations among domestic travelers.

Of the 102.7 thousand passenger decrease, five airports together accounted for 91.2 thousand passenger decrease in domestic traffic: La Paz (23.2 thousand), Hermosillo (22.6 thousand), Mexicali (17.3 thousand), Los Mochis (15.6 thousand) and Bajio (12.5 thousand). On an individual basis, during the second quarter of 2006, the La Paz, Hermosillo, Mexicali, Los Mochis and Bajio airports recorded decreases in domestic passenger traffic of 23.2%, 8.0%, 12.5%, 32.4% and 7.9%, respectively, as compared to the second quarter of 2005.

The decreases in domestic passenger traffic at the La Paz, Hermosillo and Los Mochis airports (which together accounted for a decline of 61.4 thousand domestic terminal passengers) resulted from the suspension of certain routes that served exclusively or predominantly by Aerocalifornia, as set forth in the following tables:

Other airlines are now serving several of the routes mentioned above, as set forth in the following table:

As is illustrated above, service by other airlines accounts for approximately 96% of Aerocalifornia’s prior service of the Guadalajara-Los Mochis route, service by other airlines of the Guadalajara-La Paz’s route is nearly double that of Aerocalifornia’s historical service and service by other airlines accounts for approximately six months of Aerocalifornia’s historical service of the Tijuana-Los Mochis routes.

Although Aerocalifornia has not yet resumed operations, Mexico’s Ministry of Communications and Transportation has announced that it will allow Aerocalifornia to resume limited operations (with only 5 of its 22 airplanes) in the near future.

As per the aforementioned, the Company anticipates that historic passenger traffic levels attributable to routes operated exclusively or predominately by Aerocalifornia will continue to be restored in the following months.

Due in part to cyclical migration patterns and the marketing efforts of airlines, domestic passenger traffic to and from Tijuana and to and from Mexicali airports tend to alternate. This effect was visible during the second quarter of 2006 when domestic passenger traffic in Tijuana rose by 13.2 thousand terminal passengers, while domestic passenger declined in Mexicali by 17.3 thousand terminal passengers.

International passenger traffic increased by 258.5 thousand terminal passengers, a 14.4% increase compared to the second quarter of 2005. This was the result of a combined increase of 267.9 thousand terminal passengers at the Guadalajara, Los Cabos, Puerto Vallarta, Bajio, Aguascalientes, Morelia, Manzanillo, Tijuana and Mexicali airports, which was partly offset by a combined decrease of 9.6 thousand terminal passengers at the La Paz, Hermosillo and Los Mochis airports.

Four airports together accounted for 254.5 thousand of the of the 267.9 thousand passenger increase in international traffic: Guadalajara (98 thousand), Los Cabos (84.6 thousand), Puerto Vallarta (61.6 thousand) and Bajio (10.3 thousand).  On an individual basis, during the second quarter of 2006, the Guadalajara, Los Cabos, Puerto Vallarta and Bajio airports recorded increases in international passenger traffic of 19.8%, 16%, 12.4 and 9.5%, respectively, compared to the second quarter of 2005 (following increases in international traffic at these four airports during the first quarter of 2006 equal to 15%, 17.3%, 12.8% and 6.7%, respectively, as compared to the first quarter of 2005).

The increase at the Guadalajara airport reflects increased passenger traffic on routes between Guadalajara Los Angeles. The increases at the Puerto Vallarta and Los Cabos and airports reflect the continued growth in the popularity of these destinations among U.S. and Canadian tourists. The increase at Bajio resulted from growth in traffic on routes between Bajio and the U.S.

The decreases in international passenger traffic at the La Paz and Hermosillo airports largely accounted for the 9.6 thousand terminal passenger decrease in international traffic. These decreases resulted from interruptions in the La Paz-Los Angeles and Hermosillo-Los Angeles routes, which in the first case was exclusively operated by Aerocalifornia and in the second case was predominantly operated by Aerocalifornia. In 2005, Aerorcalifornia served 34.2 thousand passengers on its La Paz-Los Angeles route, which since May has been served by Aerolitoral with 315 available seats per week (departing). In May 2006, Aerolitoral commenced service between La Paz and Los Angeles with 100 available seats per week (departing), representing 32% of Aerocalifornia’s historical service of this route.

First Six Months of 2006

During the first six months of 2006, total terminal passengers increased by 712.8 thousand, or 7.5%, compared to the first six months of 2005, with a 3.3% increase in domestic passenger traffic (by 183.1 thousand terminal passengers) and a 13.6% increase in international passenger traffic (by 529.6 thousand terminal passengers). Domestic passenger traffic in the Guadalajara and Los Cabos airports increased by 138.7 thousand terminal passengers and 85.4 thousand terminal passengers, respectively, (representing increases of 8.2% and 50.5%, respectively) due largely to the increase in available seats on low-cost carrier flights as well as to the increased popularity of Los Cabos generally and, to a lesser extent, as an alternative to Cancun and Cozumel following Hurricane Wilma.

In terms of international terminal passenger traffic, during the first six months of 2006, the Los Cabos, Guadalajara and Puerto Vallarta airports experienced the largest increases, of 176.6, 173.5 and 158.7 thousand terminal passengers, respectively, (or 16.6% and 17.4% and 12.7%, respectively).

During the first six months of 2006, low-cost carriers (Alma, Interjet, Volaris, Click and A Volar) served a total of 535.3 thousand terminal passengers at the Guadalajara, Bajío, Los Mochis, Hermosillo, Tijuana and Los Cabos airports. As of June 30, 2006, these five airlines operated a total of 239 weekly departures.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

2Q06 Consolidated Results

Revenues for the second quarter of 2006 were Ps. 701.6 million, 9.2% higher than the Ps. 642.7 million recorded during the same period in 2005, reflecting revenue increases in both aeronautical and non-aeronautical services.

- Aeronautical services revenues increased 8.7%, due primarily to an increase of 0.3 million in terminal passengers, from 4.6 million during the second quarter of 2005 to 4.9 million in the second quarter of 2006. This resulted in a Ps. 31.6 million increase in passenger charges.

- Non-aeronautical services revenues increased 11.1%, due primarily to a total increase in revenues of 12.8% from the following: leasing of space, leasing of area to car rental companies, retail shops and food and beverage operations (Ps. 6.7 million higher than 2Q05), as well as a 56.5% increase in revenues from the leasing of space to time-share developers (Ps. 3.7 million higher than 2Q05) as a result of the expansion of the terminals in the Los Cabos airport to develop space used by time-share developers in their marketing efforts.

Total operating costs and expenses increased 25.1%, primarily as a result of the following:

-	Cost of services increased 28.5%, or Ps. 44.7 million, mainly due to:

-

Employee costs, which increased 29.7%, or Ps. 19.7 million, mainly due to average salary and wage increases of 5.2% and related costs (Ps. 3.6 million), an increase of Ps. 3.7 million for compensation and pension fund provisions as per Bulletin D3 of Mexican GAAP, an increase in employee severance and compensation of Ps. 3.5 million, and an increase of Ps. 2.2 million in salaries explained by the fact that the second quarter of 2006 included six more business days than the second quarter of 2005. Because each of these factors is a one-time event, the Company anticipates that this increase will be offset during the remainder of the year such that full year employee costs for 2006 will only be slightly higher than those for the 2005.

-

Maintenance costs increased 36.3%, or Ps. 8.7 million. During the rainy season, which occurs in the third quarter of each year, the Company typically performs less maintenance of its terminals, runways and taxiways. Consequently, in past years maintenance costs have been highest during the fourth quarter, immediately following the rainy season. In 2006, the Company opted to perform a portion of this maintenance in advance of the rainy season, during the first six months of the year, resulting in the increase in maintenance costs as compared to the first six months of 2005. The Company anticipates, however, that this line item will gradually decrease during the remainder of 2006.

-

Other costs of services increased 49.8% (Ps. 8.5 million) due mainly to a Ps. 7.1 million increase in legal and accounting fees associated with compliance with Sarbanes-Oxley securities laws for Ps. 2.4 million Ps. 2.2 million increase in airport parking management costs and Ps. 1.4 million increase in legal fees associated with various legal proceedings, among others.

-

Services increased 17.8% (Ps. 3.1 million), mainly as a result of electricity consumption caused by rising electricity rates and to the infrastructure costs necessary to comply with the Company’s Master Development Plan[2].

-	As a result of our increased profitability of 3.0%, our technical assistance fees increased 2.8%.

-	As a result of the higher revenues for the period, our government concession fees increased 9.1%.

Operating margin decreased to 41.1% during the second quarter of 2006, from 44.4% during the second quarter of 2005.

Net income decreased Ps. 12.9 million, or 6.9%, from Ps. 185.9 million in the second quarter of 2005 to Ps. 173.0 million in the second quarter of 2006. Income before taxes

_________________________

2 For a description of our Master Development Plan, please see our offering prospectus dated February 23, 2006, which is available online at http://www.aeropuertosgap.com.mx increased 5.2%; however, this increase was partially offset by an increase in our effective income tax rate to 45.0% during the second quarter of 2006 from 37.8% during the second quarter of 2005.

Summary of Consolidated Results for 2Q06 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.8980 per U.S. dollar (the U.S. Federal Reserve noon buying rate at June 30, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 441.2 million and Ps. 452.8 million for 2Q05 and 2Q06, respectively.

Other Important Data for 2Q06 (in thousands of pesos):

WLU= Workload unit represents passenger traffic plus cargo units (one cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for 2Q06 (in thousands of pesos):

Results for the First Six Months of 2006

Revenues for the first six months of 2006 were Ps. 1,402.3 million, 9.2% higher than the Ps. 1,283.7 million recorded during the same period of 2005, as a result of the following:

-

Aeronautical services revenues increased Ps. 97.9 million, or 9.3%, from Ps. 1,056.5 million during the first six months of 2005 to Ps. 1,154.4 million during the first six months of 2006. The 7.5% increase in terminal passenger traffic during the first six months of 2006 and the increase in our specific rates generated an increase of Ps. 86.5 million in passenger charges, 10.2% higher than in the first six months of 2005.

-

Non-aeronautical services revenues increased 9.1%, due primarily to a total increase of 10.7% in revenues from the following: leasing of space to car rental companies, retail shops and food and beverage operations (Ps. 10.6 million higher than in the first six months of 2005) as a result of increased terminal passenger traffic, as well as well as a 21.8% increase from the leasing of space, leasing of area to time share developers (Ps. 3.1 million higher than in the first six months of 2005 as a result of the expansion of the terminals in the Los Cabos airport to develop space used by time-share developers in their marketing efforts.

Total operating costs and expenses increased 13.9%, primarily as a result of the following:

-	Cost of services increased 14.9% (Ps. 44.8 million) due to:

-

Employee costs, which increased 14.3%, or Ps. 19.8 million, mainly due to average salary and wage increases of 5.2% and related costs, which represent an increase of Ps. 6.1 million, an increase of Ps. 3.7 million in compensation and pension fund provisions as per Bulletin D3 of Mexican GAAP, an increase in employee severance and compensation of Ps. 3.5 million and an increase of Ps. 2.2 million explained by the fact that the second quarter of 2006 included six more business days than the second quarter of 2005. Because each of these factors is a one-time event, the Company anticipates that this increase will be offset during the remainder of the year such that full year employee costs for 2006 would be slightly higher than those for the 2005.

-

Maintenance costs increased 18.7%, or Ps. 8.4 million. During the rainy season, which occurs in the third quarter of each year, the Company typically performs less maintenance of its terminals, runways and taxiways. Consequently, in past years maintenance costs have been highest during the fourth quarter, immediately following the rainy season. In 2006, the Company opted to perform a portion of this maintenance in advance of the rainy season, during the first six months of the year, resulting in the increase in maintenance costs as compared to the first six months of 2005. The Company anticipates, however, that this line item will gradually decrease during the remainder of 2006.

-

Other costs of services increased 18.3% (Ps. 7.9 million) due mainly to a Ps. 2.4 million increase in legal and accounting fees associated with compliance with Sarbanes-Oxley securities laws, Ps. 2.2 million increase in airport parking management costs and a Ps. 0.9 million increase in legal fees associated with various legal proceedings, among others.

-

Services costs increased 23.5% (Ps. 6.7 million) mainly as a result of an increase in electricity consumption caused by rising electricity rates and to the infrastructure costs necessary to comply with GAP’s Master Development Plan.

-	As a result of our increased profitability of 7.4%, our technical assistance fees increased 7.1%.

-	As a result of the higher revenues for the period, our government concession fees increased 9.3%.

Operating margin decreased from 44.0% in the first six months of 2005 to 43.9% in the first six months of 2006 due to the factors described above.

Net income remained nearly flat compared to the first six months of 2005, with a 0.1% increase, from Ps. 369.3 million in the first six months of 2005 to Ps. 369.6 million in the first six months of 2006. Income before taxes increased 8.9%; however this increase was partially offset by an increase in our effective income tax rate to 42.6% in the first six months of 2006 from 37.6% in the first six months of 2005.

Summary of Consolidated Results for 1H06 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 11.2865 per U.S. dollar (the U.S. Federal Reserve noon buying rate at June 30, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 875.6 million and Ps. 936.1 million for 1H05 and 1H06, respectively.

Other Important Data for 2Q06 (in thousands of pesos):

WLU= Workload unit represents passenger traffic plus cargo units (one cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for 2Q06 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the second quarter of 2006 were Ps. 571.0 million, resulting in an average rate per workload unit of Ps. 107.0. Regulated revenues accounted for 81.4% of total revenues for the period.

Although the Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates, we have not yet received any official indication regarding our compliance for 2005.

Balance Sheet

CAPEX for the second quarter of 2006 totaled approximately Ps. 76.0 million, which was necessary to comply with our Master Development Plan. During the first six months of 2006, the Company invested Ps. 220.7 million. In addition, in May 2006, the Company paid a cash dividend to shareholders totaling Ps. 721.9 million.

Despite these expenditures, the Company maintains a healthy cash and short-term investment position at June 30, 2006, with a balance of cash and cash equivalents of approximately Ps. 544.2 million.

As of June 30, 2006, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,030.0 million, rights to use airport facilities, with a balance of Ps. 2,362.0 million and fixed assets, with a balance of Ps. 2,003.9 million, representing approximately 70.5%, 9.8% and 8.3% of total assets, respectively.

CAPEX

During the second quarter of 2006, we invested Ps. 220.7 million in fixed assets, representing a 36.7% increase as compared to investments in fixed assets during the second quarter of 2005.

These investments allow us to maintain our airport installations in the most modern and optimal operating conditions, while also complying with our obligations under our Master Development Plan.

Recent Events

Income Tax Refund

As part of a tax planning strategy that we implemented in 2002 following the recommendation of our tax advisors, we recorded in our financial statements a recoverable income tax asset of Ps. 76.9 million (nominal pesos) as of December 31, 2002. This asset related to the expected recovery of income taxes paid on the distribution of dividends. In July 2003, we requested that the Mexican tax authorities confirm the criteria under which we are claiming this refund and this request was rejected. We have since initiated proceedings before the Mexican tax court seeking to have our refund claims adjudicated in our favor. Although this receivable may be recognized under Mexican GAAP, under U.S. GAAP, the recoverable income tax asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured.

In May 2006, the Supreme Court of Mexico rejected our claimed refund in respect of the La Paz Airport. This ruling is considered final and may not be appealed. Consequently, our tax provision for June 2006 increased by Ps. 5.1 million.

Our tax advisors have advised us that this unfavorable ruling in respect of the La Paz Airport is unlikely to affect related matters pending before the court in respect of our other airports. There can be no assurance that we will be successful in our remaining claims with respect to the tax refund. If these claims are not decided in our favor, we may be required to write off the remaining asset we have recorded in respect of the anticipated refund as well as any related fines we have paid.

Property Tax Claims by Certain Municipalities

Certain claims have been asserted against us by the municipalities of Mexicali, Los Mochis. Tijuana and Aguascalientes for the payment of property taxes with respect to the real property on which we operate our airports in those cities, and similar claims may be asserted by other municipalities where we operate our airports. The claims in respect of the Los Mochis and Los Cabos International airports have been dismissed. In addition, in the case of Aguascalientes, although we have not received a memorandum from the Aguascalientes Ministry of Finance stating that the Aguascalientes International airport is exempt from property taxes, we continue to defend the claim and, based on the advice of legal counsel, in respect of which we anticipate a favorable outcome. We are also seeking the dismissal of remaining claims pending in Mexicali and Tijuana. The total amounts of the property-tax claims in the Mexicali and Tijuana airports are Ps. 89 million and Ps. 104.8 million, respectively, although these amounts could increase if the underlying claims are not resolved in favor of the Company.

In Tijuana, the court ordered the temporary encumbrance of certain of our assets, including our concession to operate the Tijuana International Airport, pending our deposit of a bond with the court as a provisional security, in accordance with Mexican judicial procedures, pending the final resolution of the underlying claims. The court subsequently lifted such encumbrances following our deposit of this surety bond.

In order to secure this surety bond, or any other future surety bond to challenge any property-tax claims by any other municipality, our airport subsidiaries have entered into a committed credit line with Scotiabank Inverlat, S.A. This credit line provides for the issuance of letters of credit up to an aggregate amount Ps. 300 million. In the event a letter of credit is drawn down and the amount drawn down remains unpaid for more than one business day, the outstanding balance will accrue interest at two times the Mexican interbank rate. Until the credit line expires in 2009, our airport subsidiaries are subject to certain financial covenants, including the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including our concessions) and reserves for inflationary effects, in each case under Mexican GAAP) of at least Ps. 2.1 billion, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) earn consolidated annual EBITDA of at least Ps. 1.0 billion. On February 9, 2006 a letter of credit of approximately U.S.$14 million was issued under this credit line in respect of the Tijuana claim.

A court has also ordered the temporary encumbrance of a portion of the revenues from the parking garage that we operate at the Mexicali airport to guarantee the property-tax claims of the Mexicali municipal government. We anticipate, based on the advice of our legal counsel, that the annulment proceedings that we have initiated with respect to each of these claims will be resolved definitively in our favor, at which time we expect to recover such encumbered revenues in full.

We do not believe that liabilities related to any claims or proceedings against us are likely to have individually or in aggregate, a material adverse effect on our consolidated financial condition or results of operations. We believe that the Mexican government, as the owner of the real property upon which we operate our airports, would be responsible for paying these taxes directly if a court were to determine that these taxes must be paid in response to any future proceedings. Nonetheless, the Mexican government has indicated publicly that it may propose an amendment to the Mexican Constitution and other laws pursuant to which we could be liable to municipalities for property taxes in the future. If such a change was to occur, and any amounts owed were substantial, these tax liabilities could have a materially adverse affect on our financial condition or results of operations.

Contract Dispute Regarding Shuttle Bus Operations at Guadalajara International Airport

A claim has been asserted against us by Remaconst, S.A. de C.V. concerning a contract entered into between Remaconst and our predecessor in 1992. Remaconst had the right pursuant to the 1992 contract to operate certain shuttle buses at our Guadalajara International Airport for a period of ten years. At the expiration of the ten-year period, our Guadalajara International Airport terminated the contract. Upon our termination of the contract, Remaconst filed a claim against us disputing the termination of the contract on the basis that it had not recovered the investment it made in the shuttle buses pursuant to the terms of the contract during the ten-year period. This claim was decided in our favor in September 2005 when the trial court approved our termination of the contract and determined that we are not liable to Remaconst in connection with its claim. Remaconst appealed the decision of the trial court and this appeal was decided in our favor in January 2006. Although we intend to seek execution of this decision in order to recover, among other things, our legal costs and expenses, our success in doing so will depend in large part on Remaconst’s liquidity.

Modification of the Operating Schedules of Certain Airports

The General Office of Civil Aviation has issued a decree extending the official operating schedules of the Morelia and Los Cabos airports to 24 hours per day. Pursuant to the decree, we can no longer double our charges for airport services provided outside of our official hours of operation. Any resulting reduction in revenue will reduce our ability to offset the increased operating expenses 127 associated with an extended operating schedule. As a result, and also because the modification decree was issued without any input from us, we have initiated legal proceedings to challenge the decree.

Pending the resolution of these proceedings, the Los Cabos airport has remained non-compliant with the decree pursuant to a temporary judicial stay of the decree. We continue to double our charges for services provided outside of this airport’s standard operating hours of 7:00 a.m. to 6:00 p.m.

On June 28, 2006, we were notified that the legal proceedings relating to the Morelia International Airport was resolved in our favore. As a result we continue to double our charges for services during off hours; however, our airline customers currently pay us amounts corresponding to our standard charges in connection with services provided during off hours.

GAP 2Q06 Conference Call

Tuesday, July 25, 2006

12pm Eastern, 11am Mexico City

(800) 946-0782 in the U.S.

(719) 457-2657 outside the U.S.

Toll Free Mexico: 001-800-514-1058

Conference ID: GAP MEXICO

Replay information will be posted on the web site following the conference call.

*

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

***

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit A: Operating Results by Airport (in thousands of pesos):

(1) Others include results of operations of Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated Balance Sheet as of June 30, (in thousands of pesos):

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

2006 Outlook

While GAP’s operating margin for the second quarter and first six months of 2006 were lower than those for 2005, the Company anticipates its full-year margins will surpass those of 2005, as costs that were incurred during the first six months of 2006 are expected to be offset by cost reductions during the second six months of the year.

The Company anticipates that the growth in passenger traffic levels, which was 7.5% during the first six months of 2006, will remain stable for the remainder of 2006. Moreover, we believe that, if traffic levels attributable to low-cost carriers continue to increase in 2006 and routes previously operated exclusively by Aerocalifornia are served by other airlines (or Aerocalifornia following the resumption of its operations), then growth in passenger traffic levels could increase during the remainder of 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 25, 2006